CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
April 4, 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .)

ASX/NASDAQ Media Release	28 March 2008
ARIDOL ENDORSED BY INTERNATIONAL OLYMPIC COMMITTEE
Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced that Australian-made Aridol (mannitol) has been included as an approved test by the International Olympic Committee’s independent Medical Commission.
The approval was contained in their just-released IOC Consensus Statement on Asthma in Elite Athletes, for athletes competing in the Bejing Olympics.
The prevelance of asthma in elite athletes has grown exponentially in recent years, rising from 9% in 1988 to 21% of all athletes at the 2000 Sydney Olympics. The IOC Medical Commission found no evidence that the commonly used asthma treatments known as beta-2 agonists conferred any performance enhancing effect, but they were concerned that elite athletes were diagnosed correctly and received the most appropriate therapy.
In the Consensus Statement (excerpt overleaf), the Commission recommends that in diagnosing asthma in Olympians, a bronchial provocation test (such as Aridol) be used to establish the presence of airway hyperresponsiveness.
Aridol was developed by Australian pharmaceutical company Pharmaxis and has been approved in Australia, several European countries and in parts of Asia. Aridol is recommended in the World Anti-Doping Agency guidelines for testing athletes requesting to use asthma medication.
“Exercise-induced asthma can be a problem for elite athletes,” said Pharmaxis CEO Dr Alan Robertson. “Long-term intense endurance training and environmental factors, such as allergens, chlorine derivatives, pollutants or cold air can increase the risk of developing exercise induced asthma.
A simple-to-use airways inflammation test, Aridol is a dry powder administered to patients’ lungs via a small hand-held inhaler. Doctors can use the results of this test to identify airway hyperresponsiveness — a hallmark of asthma. Medications can be adjusted according to the severity of the disease. (see overleaf for more detail of how Aridol works)
Dr Robertson said this latest international endorsement of Aridol reinforces the usefulness of the test in tackling asthma worldwide.
“We are pleased that Aridol is becoming globally recognised as a valuable test for identifying airway hyperresponsiveness,” said Dr Robertson.
As well being included as one of the tests recommended by the IOC and the World Anti-Doping Agency, Aridol is also included in the GINA Report of Global Strategy for Asthma Management and Prevention, in the US Asthma Management Guidelines and the Australian Asthma Management Handbook
To find out more about Pharmaxis go to http://www.pharmaxis.com.au

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au /2

RELEASED THROUGH:
Australia:
Virginia Nicholls, phone +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Excerpt From IOC Consensus Statement on Asthma in Elite Athletes
1. Diagnosis of asthma in elite athletes
Respiratory symptoms such as recurrent breathlessness, cough, wheezing, chest tightness and excessive mucous production are common in athletes and may be suggestive of asthma. As these symptoms alone cannot be relied upon to make a diagnosis of asthma in an athlete and clinical examination may be normal, objective tests are required to confirm the diagnosis. These tests would include spirometry (Forced Expiratory Volume in one second FEV1). Because athletes may have an FEV1 above the normal range, normal spirometry does not exclude variable airway obstruction. If airway obstruction is present, spirometry should be repeated after inhalation of a bronchodilator to test for reversibility. In the absence of airflow limitation, a bronchial provocation test, to establish the presence of airway hyperresponsiveness, is required. If the results of these tests are negative other disorders should be considered.
About Aridol
Aridol is the first and only approved Europe-wide lung function test and the world’s first approved indirect challenge test for asthma. The Aridol lung function test, developed by Australian researchers and Pharmaxis, helps doctors more accurately determine the severity of a patient’s airways inflammation — a hallmark of asthma — and allow prescription of the right amount of medication. The simple 15-25 minute test uses powdered mannitol, which the patient inhales in increasing doses. In asthmatic patients, this causes the airways to narrow and contract, which is detected by measuring the amount of air a person can exhale in one second. The smaller the dose required to cause contraction, the more severe the patient’s asthma. People without airway inflammation do not respond to an Aridol challenge test. Asthma affects 52 million people worldwide, many of whom may be receiving inappropriate medication because of the absence of an objective test — until now. Clinical trial results suggest that 25% of asthmatic patients are being treated with sub-optimal dosages of asthma medication, and up to 17% could reduce their medication without adverse effects.
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

2

ASX/NASDAQ Media Release	04 April 2008
CYSTIC FIBROSIS TRIAL IN CHILDREN RETURNS POSITIVE DATA
Pharmaxis Ltd (ASX:PXS; NASDAQ: PXSL) announced today that a Phase II clinical trial in children with cystic fibrosis demonstrated excellent lung function improvement following three months treatment with Bronchitol that matched that achieved by the current marketed product rhDnase1. The improvement in lung function after three months on Bronchitol reflects that seen in a previous study following two weeks of treatment.
The study was an independent investigator initiated study conducted in the United Kingdom in 20 children with a mean age of 13 years. Those children enrolled in the trial completed three months treatment with each of three different therapies — Bronchitol alone, both Bronchitol and rhDNase together and rhDNase alone. The trial measured changes in lung function, airway inflammation, infections, and quality of life.
At the end of the treatment period, lung function as determined by measuring FEV1 (the amount of air that can be forcibly exhaled in 1 second) improved by:
❒ 7% while the subjects were on Bronchitol
❒ 7% while subjects were on rhDNase and
❒ 2% while subjects were on both agents together.
The study had insufficient numbers to reach a definitive statistical conclusion.
People affected by cystic fibrosis typically experience a decline in lung function of 1-2% every year of their life, as measured by FEV1.
Pharmaxis Chief Executive Officer Alan Robertson said: ‘While not on the regulatory approval path, this is the first time we have had an opportunity to measure the performance of Bronchitol following 3 months continuous treatment and it bodes well for the pivotal 6 month Phase 3 trial that is currently in progress. Although the two agents worked less well when taken together, the patient numbers are low and a previous study has shown a benefit to using both therapies together.’
Bronchitol is designed to hydrate the airway surface, improve lung hygiene and promote normal lung clearance. rhDNAse is designed to improve mucus viscosity. Additional data from this trial will be presented by the independent investigator at a forthcoming scientific congress. A European, Pharmaxis sponsored, regulatory Phase III clinical trial, designed to lead to a marketing application for Bronchitol in adults and children with cystic fibrosis, is currently enrolling subjects.
Approximately 75,000 people in the major pharmaceutical markets are affected with cystic fibrosis and no products have been approved to improve lung hydration.
To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

1:	rhDNase is marketed as Pulmozyme, which is a trade mark of Genentech Inc.

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au

RELEASED THROUGH:
Australia:
Virginia Nicholls, phone +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
About the Trial
The following information is provided in accord with the ASX and AusBiotech Code of Best Practice for Reporting by Biotechnology, Medical Device and other Life Sciences Companies.

Name of Trial	DPM - CF-203 (A phase II study with Bronchitol)
Blinding Status	Open label
Placebo Controlled	No
Treatment Method
Route	Inhalation
Frequency	Twice per day
Dose levels	400 mg
Number of Subjects	20 evaluable
Subject Selection Criteria	Subjects with a known diagnosis of cystic fibrosis, FEV1 < 70% of predicted, of either gender, aged between 8 and 19 years of age and currently receiving rhDNase or eligible to receive rhDNase.
Primary End Points	To compare and contrast the effect on FEV1 of: 1: Bronchitol to rhDNase 2: Bronchitol + rhDNase to rhDNase
Secondary End Points	To assess whether: 1: the effects of Bronchitol are additive to rhDNase 2: Bronchitol reduces the bacterial load in the lung 3: the effects of Bronchitol are beneficial to quality of life
Trial Location	United Kingdom
Commercial partners	Pharmaxis Ltd
Sponsor	Investigator initiated, Pharmaxis supported
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: April 4, 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer